CONTRACTOR+

2022 Report

Dear investors,

2022 went okay. We are not moving nearly fast enough, and we have a HUGE roadmap that's currently out through the end of 2025. Everything is designed and architected. But our current team is mostly tied up supporting our existing product, and we are severely short staffed. We just increased our pricing in a non intrusive way that has thus far been received well by our existing users. We've got a great foundation, a great team, am amazing bunch of customers, but we've also got a long road ahead of us and in order to pull this off, we really need your support.

We need your help!

We need to fill 6-7 positions ASAP on the devops team so we can shorten our roadmap from the end of 2025 to under 9 months and take the market. We also need help with customer success and sales. Primarily, we need the capital to fill the positions that need filled so we can really start to scale this business. Our unit economics are finally on point, we have a solid product that a lot of people love and use daily, but our cash flow is still not where it needs to be to be able to budget for the talent that we need.

Sincerely,

Roshanlal Sethia

CTO

Justin Smith

CEO

Our Mission

Successful consolidation of the Field Service Management and Construction Management Software markets. 5%+ of the market share. $1B+ valuation.

See our full profile

How did we do this year?

Report Card

B-

The Good

We more than doubled our free users to over 20,000 users.

We executed our grandfather campaign and rolled out or new pricing, which so far has been received well.

We've had 100% employee retention.

The Bad

Our revenues and our last round did not permit us to hire the resources we need.

We haven't been able to scale customer acquisition inorganically.

Things in general have been much slower than we had hoped with a limited budget.

2022 At a Glance

January 1 to December 31

$102,977 +289%
Revenue

-$82,296
Net Loss

$15,518 +86%
Short Term Debt

$0
Raised in 2022

$14,575
Cash on Hand
As of 02/16/23

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The All-In-One App For Contractors

I recognized the need for a solution like this while managing 800 properties and operating a handyman company. I grew up with a mother who's a licensed contractor.

We're building the definitive mobile-first operating system for contractors. CRM, Estimating, Invoicing, Payments, Contracts, Scheduling, Subcontractor Management, Compliance, Inventory Management, BLE Asset Tracking, Lead Generation/Customer Acquisition, Training/Education, Staffing, everything contractors need under one hood.

Our mission is the successful consolidation of the Field Service Management and Construction Management Software markets. 5%+ of the market share. $1B+ valuation by 2030.

Milestones

Contractor Plus, Inc. was incorporated in the State of Delaware in February 2020.

Since then, we have:

- Bootstrapped to $144k+ in revenues, $11,600+ MRR, 20,000+ users, ~500 PAYING CUSTOMERS!
- Integrations with The Home Depot, Chase, NEXT, CompanyCam, Thumbtack & Industry Leading Solutions
- Strategic Network Effects to gain significant share of Field Service Management Software Market
- Specific Goals & Actionable Plan To Scale Customer Acquisition & Grow To $3M+ ARR by Q4' 2024.
- Field Service Management software market has a 19% CAGR. A $25B+ Market Opportunity by 2030.
- Noteworthy advisors including Ryan Pineda, Brandon Schlichter and Mike Demler.
- Consistent MRR growth (74% in the last twelve months), with a month on month (MoM) growth rate of 4.72%, currently around $11,600+ with single digit churn.

Historical Results of Operations

Our company was organized in February 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $26,464.30 compared to the year ended December 31, 2021, when the Company had revenues of $102,977.34. Our gross margin was 100.0% in fiscal year 2022, compared to 100.0% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $19,839.30, including $13,305.97 in cash. As of December 31, 2021, the Company had $45,825.71 in total assets, including $44,415.74 in cash.
- *Net Loss*. The Company has had net losses of $82,296.30 and net losses of $84,913.30 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $194,943.370 for the fiscal year ended December 31, 2022 and $138,603.98 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $6,904 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 16 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 16 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Contractor Plus, Inc. cash in hand is $20,329.33, as of Jan 2023. Over the last three months, revenues have averaged $6,004.50/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $13,964.03/month, for an average burn rate of $7,959.53 per month. Our intent is to be profitable in 4 months.

There were no such events or changes to our finances or operations that would effect our valuation or the market value of our securities. Our MRR has been trending upward by 5-10% monthly.

In Q1 '22 we increased our MRR by 43.76% from $3,901 to $5,608.
With added payment facilitation finally going live, as well as other revenue sources, we believe our revenue will increase by over 100% in the next 6 months, by September our goal is to be at $15,000/month. We do not have any funding for customer acquisition, so eventually we will need to raise for this, our initial raise goal was $250k, of which we raised $113k. We would need to at a minimum complete our initial goal by raising a the difference of $137k.

We are not profitable yet. At our current growth rate, we need another 9-12 months of runway to reach cash flow positive. We currently have just shy of 3 months of runway. Our monthly expenses net operating income is roughly $-8,000/month, so we will likely need another $72,000 to sustain us until we're able to reach profitability.

No other sources of capital.
We have 2-3 investors with us who've committed to invest on an as-needed basis, in tranches. The CEO, Justin Smith, is also working as a consultant for Investment Joy in hopes to generate enough revenue to be able to invest more of his own funds into the business.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -80% **Gross Margin: 100%** **Return on Assets: -415%** **Earnings per Share: -$16,459.26** **Revenue per Employee: $11,442** **Cash to Assets: 67%** **Revenue to Receivables: 3,305%** **Debt Ratio: 118%**

Contractor_Plus_Inc_SOPL__2022_-1.pdf

Contractor_Plus_Inc_SOFP__2022_.pdf

Contractor_Plus_Inc_SOCF__2022_-1.pdf

Audited_Financials-2020-2022.pdf

Contractor_Plus_Financials_2021.pdf

We ❤ Our 92 Investors

Thank You For Believing In Us

Erin Jones
Russell Murphy
Charles Reuter
Antonello Loddo
Virginia Carlson
Jeff Krier
Eric Wahlers
Suchai Gumtrontip
William Harner
Benjamin De Rienzo
Michael Bellenir
Timothy Maifert
Robert Stukes
Kenneth Zagone
Michael Fied
Steven Alexander Littaua
Johnny K
Badal Haider
E. Frischhut
Joel Windham
Todd Prince
A William Keller IV
Garry Polley
Max KIEJDAN
Hector A Rodriguez
John Reinhardt
Joseph Malebranche
Brandon Schlichter
Kapeesh Bhaghavathula
Jay Liu
William Wayne Sutton
Justus Read
Britney Viramontes
Errol Frank
Nicc Sachse
David Hefley
Lukas Graf
Gabriel Paravisini
Gregory Harper
Adam Plude
Hatem Rowaihy
Damian Kube
George Simons
Eric Goodson
Patrick Owens
Strowbiz LLC
Mike Wegener
Jason Rigby
Lukas Sekerak
Stephen Maurice Samaan
Laith Hawley
Angela Skaggs
Dave Panzera
Richard Terry
Ram Rock
K Zacarias
Raul Rojas
Arcelious Hudson
Elijah Langhorne
Albert Massucci
David Troxell
Chris RAMEY
Mike Demler
Joseph Chase
Johnathan Skaggs
Lotus Co
Nikki Magee
William Wiebolt
Ian Davidson
Derick Mokgahla
Nancy Glisson
C&S Wood Design
James Oxley
Andrew Whitehill
Eric Glidden
Scott G Azure Sr
Maurice Byrd
Ronald E. Dierckman
Hilary Wimer
Matson Breakey
Brandon Sims
Chi Zeng
Michelle Logan
Jon Everitt
Tsogoo T
Daniel Carrier
Martin Nwosu
Kumara Velan Suppiah
Badr Naif Alotaibi
Richard Quizon
Miranda Robison
Ivan Huerta-Bernal

Thank You!

From the Contractor+ Team



Justin Smith
CEO



Roshan Sethia
CTO



Ryan Pineda

Strategic Advisor

Ryan has flipped over 550 properties and owns over 500 rentals. He has an intimate understanding of how contractors and REI's network. He now advises and educates real estate entrepreneurs and creators through Future Flippers and Wealthy Creator.



Brandon Schlichter

Strategic Advisor

Brandon is well known as the creator behind Investment Joy, with a collective 1.5m followers in the real estate and investment niche. He has 170+ doors and 5 successful businesses, including laundromats, car washes, and even the local newspaper!



Michael Fied

President, Contractor+ Websites

Michael is a tried and true entrepreneur. He leads a team of 9 highly proficient web designers and front-end developers. The Contractor+ Websites team services hundreds of satisfied contractors and multiple Fortune 500 companies.



Akash Parmar

Senior PHP Developer

Akash has a B.A. In Engineering from University of Mumbai. He's a highly skilled PHP developer, and fluent in nearly every relevant computer language. He leads our bi-weekly "Akash's Mid-Day Mindfulness Meditation Sessions"



Ketan Sakulkar

Senior Android Developer

Ketan has worked as an Android Application Developer for the last 7 years. He has a degree in Engineering and is working on his MBA. His hobbies include building robots, high-tech gadgets, adventure puzzles & all the pleasures nature has to offer.



Priyanka Mhatre

Senior PHP Developer

Priyanka is an expert level PHP developer with over 10 years of experience. In her personal life she loves reading books and spending time with her husband Sachin and their 5 year old son Shrey.



Shivam Srivastava

Senior iOS Developer

Shivam joined the Contractor+ team with over a decade of experience in objective programming. He's an iOS wizard, having mastered Swift and C#. Shivam also has a knack for usability and product, which is rare to find in developers.



Nikhil Labde

Digital Marketing Manager Aka. "The Dude"

Graphic design, administrative assistant, SEO, customer success, order fulfillment. Nikhil is wearing many hats, helping us grow this business. He's also the company jester. He's always got a quick witted joke or meme to share.



Aradhana Panda

Senior QA Analyst (Automation Testing)

Aradhana joined Contractor+ with nearly a decade of experience in Quality Assurance. Her primary area of focus is automation testing, helping make sure things don't break when we ship future updates and new features.



Prathamesh Kambli

Senior QA Analyst (Manual Testing)

Prathamesh is working as a full time manual QA tester, testing every new feature we ship on dozens of devices. In his free time he loves playing chess.



Tyler Sherman

Events Coordinator & Public Relations

Tyler has over 15 years of experience in real estate, directly working with and managing contractor relationships. He books noteworthy guests for countless well-known podcasts. He's currently serving Contractor+ part time assisting with events and PR



Eric Davis

Social Media Manager

Eric's profession is making people famous on social media. He works with nearly a dozen financial and real estate creators. He and his team handles the ideation, production, post-production and scheduling for maximum growth.



Robert Posey

Sales & Growth Advisor

Robert has a background in construction and has a fierce passion for sales. He's directly responsible for over $12M in sales in the last 3 years. His expertise is in the recruitment, placement, training and management of highly skilled closers.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Roshanlal Sethia	CTO @ Contractor Plus, Inc.	2020
Justin Smith	CEO @ Contractor Plus, Inc.	2020

Officers

OFFICER	TITLE	JOINED
Roshanlal Sethia	CTO	2020
Justin Smith	CEO	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Roshanlal Sethia	2,500,000 Common Stock	49.0%
Justin Smith	2,500,000 Common Stock	49.0%

Past Equity Fundraises